UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD
SPECIALIZED DISCLOSURE REPORT

Data I/O Corporation
(Exact Name of Registrant as Specified in Charter)

Washington	0-10394	91-0864123
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

6645 185th Ave. NE, Suite 100, Redmond, WA	98052
(Address of Principal Executive Offices)	(Zip Code)

Joel Hatlen	(425) 881-6444
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

Data I/O Corporation evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain one or more necessary conflict minerals consisting of: tin, tungsten, tantalum and/or gold (3TG). Our reasonable country of origin inquiry surveys of our suppliers determined that we are unable to determine the country of origin of the 3TG contained in our products, and as a result we have filed a Conflict Minerals Report.

Conflict Minerals Report

A copy of Data I/O Corporation's Form SD including our Conflict Minerals Report is publicly available at:
https://www.dataio.com/Portals/5/document%20library/investor%20relations/Financial%20Reports/2020/Form%20SD%20-%202020/Form%20SD%202020.pdf?ver=wk4SB58IEkXKdLXnkl6z-Q%3d%3d

Item 1.01 Exhibit

A copy of Data I/O Corporation's Conflict Minerals Report is provided as Exhibit 1.01

Section 2 – Exhibits
Item 2.01 Exhibits

The following exhibit is filed as part of this report:
Exhibit 1.01 — Conflict Minerals Report as required by Item 1.01 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Data I/O Corporation
(Registrant)

/s/ Joel S. Hatlen
By Joel S. Hatlen, Vice President & Chief Financial Officer
May 27, 2021